

October 31, 2017

Via E-mail
Mr. Edward Dickinson
Principal Financial Officer
Scandium International Mining Corp.
1430 Greg Street, Suite 501
Sparks, Nevada
89431

**Re: Scandium International Mining Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 16, 2017
File No. 000-54416**

Dear Mr. Dickinson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining